UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

XATA CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

983882 30 9

(CUSIP Number)

Howard S. Zeprun

Chief Administrative Officer and General Counsel

Trident Capital, Inc.

505 Hamilton Avenue

Palo Alto, CA  94301

Telephone: (650) 289-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983882 30 9

1.	Name of Reporting Persons Trident Capital Management-V, L.L.C. I.R.S. Identification Nos. of Above Persons (Entities Only) 77-0544011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,162,784(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,162,784(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,162,784(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 48.2%

14.	Type of Reporting Person (See Instructions) OO

(1) Comprised of (a) 2,043,793 shares of Series B Preferred Stock, (b) 1,269,036 shares of Series C Preferred Stock, (c) 1,566,580 shares of Series D Preferred Stock, (d) 1,013,514 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 1,149,028 shares of Common Stock, (f) 833,333 shares of Series G Preferred Stock and warrants exercisable for 250,000 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $2,500,000 of the Notes in accordance with, and subject to, their terms, (g) options exercisable for an aggregate of 25,000 shares of Common Stock, and (h) 12,500 shares of restricted Common Stock. Each share of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock (together, the “Preferred Stock”) is convertible into one share of Common Stock. The options and shares of restricted Common Stock were granted to Christopher P. Marshall, a former member of Trident Capital Management-V, L.L.C. (“TCMV ”), in his former capacity as a director nominated to the Board of Directors of the Issuer by TCMV.  Mr. Marshall holds such shares for the benefit of TCMV pursuant to the terms of TCMV’s operating agreement. Mr. Marshall disclaims beneficial ownership of these options and shares of restricted Common Stock, except to the extent of his retained economic interests in each of the foregoing entities. The shares of Preferred Stock are held by Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. (collectively, the “Delaware Trident Entities”), and Trident Capital Parallel Fund-V, C.V. (“TCPV”). TCMV is the sole general partner of each of the Delaware Trident Entities and the sole investment partner of TCPV.

CUSIP No. 983882 30 9

1.	Name of Reporting Persons Trident Capital Fund-V, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 77-0544013

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,278,924(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,278,924(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,278,924(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 45.3%

14.	Type of Reporting Person (See Instructions) PN

(2) Comprised of (a) 1,830,903 shares of Series B Preferred Stock, (b) 1,136,849 shares of Series C Preferred Stock, (c) 1,403,400 shares of Series D Preferred Stock, (d) 907,942 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 1,029,341 shares of Common Stock, and (f) 746,530 shares of Series G Preferred Stock and warrants exercisable for 223,959 shares of Common Stock, in each case following mandatory conversion of the aggregate principal amount of $2,239,591.26 of the Notes in accordance with, and subject to, their terms. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No. 983882 30 9

1.	Name of Reporting Persons Trident Capital Fund-V Affiliates Fund, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 77-0544015

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,305(3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 42,305(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,305(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 Less than 1%

14.	Type of Reporting Person (See Instructions) PN

(3) Comprised of (a) 10,641 shares of Series B Preferred Stock, (b) 6,607 shares of Series C Preferred Stock, (c) 8,156 shares of Series D Preferred Stock, (d) 5,277 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 5,983 shares of Common Stock, and (f) 4,339 shares of Series G Preferred Stock and warrants exercisable for 1,302 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $13,016.43 of the Notes in accordance with, and subject to, their terms. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No. 983882 30 9

1.	Name of Reporting Persons Trident Capital Fund-V Affiliates Fund (Q), L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 77-0544014

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,368(4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,368(4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,368(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 Less than 1%

14.	Type of Reporting Person (See Instructions) PN

(4) Comprised of (a) 10,153 shares of Series B Preferred Stock, (b) 6,305 shares of Series C Preferred Stock, (c) 7,783 shares of Series D Preferred Stock, (d) 5,036 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 5,709 shares of Common Stock, and (f) 4,140 shares of Series G Preferred Stock and warrants exercisable for 1,242 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $12,420.91 of the Notes in accordance with, and subject to, their terms. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No. 983882 30 9

1.	Name of Reporting Persons Trident Capital Fund-V Principals Fund, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only) 77-0544016

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,680(5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 210,680(5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,680(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.3%

14.	Type of Reporting Person (See Instructions) PN

(5) Comprised of (a) 52,994 shares of Series B Preferred Stock, (b) 32,905 shares of Series C Preferred Stock, (c) 40,620 shares of Series D Preferred Stock, (d) 26,279 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 29,793 shares of Common Stock, and (f) 21,607 shares of Series G Preferred Stock and warrants exercisable for 6,482 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $64,822.02 of the Notes in accordance with, and subject to, their terms. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No. 983882 30 9

1.	Name of Reporting Persons Trident Capital Parallel Fund-V, C.V. I.R.S. Identification Nos. of Above Persons (Entities Only) 77-0566626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 553,007(6)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 553,007(6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,007(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 5.9%

14.	Type of Reporting Person (See Instructions) PN

(6) Comprised of (a) 139,102 shares of Series B Preferred Stock, (b) 86,370 shares of Series C Preferred Stock, (c) 106,621 shares of Series D Preferred Stock, (d) 68,980 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 78,202 shares of Common Stock, and (f) 56,717 shares of Series G Preferred Stock and warrants exercisable for 17,015 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $170,149.38 of the Notes in accordance with, and subject to, their terms. Each share of Preferred Stock is convertible into one share of Common Stock.

Item 1.	Security and Issuer.

This Amendment No. 6 amends and supplements that Statement on Schedule 13D (the “Statement”) filed by the parties on December 18, 2003, as amended and supplemented by Amendment No. 1 filed by the parties on September 21, 2005, Amendment No. 2 filed by the parties on March 23, 2007, Amendment No. 3 filed by the parties on June 25, 2007, Amendment No. 4 filed by the parties on February 17, 2009, and Amendment No. 5 filed by the parties on April 15, 2009, respectively, with respect to the common stock, par value $0.01 per share (“Common Stock”) of XATA Corporation, a Minnesota corporation (the “Issuer”). The principal executive office of the Issuer is located at 965 Prairie Center Drive, Eden Prairie, Minnesota 55344. The Common Stock is quoted on the NASDAQ Capital Market under the symbol “XATA”.

Item 2.	Identity and Background.

(a)	Name:

Trident Capital Management-V, L.L.C. (“TCMV”)
Trident Capital Fund-V, L.P. (“TCV”)
Trident Capital Fund-V Affiliates Fund, L.P. (“TCVA”)
Trident Capital Fund-V Affiliates Fund (Q), L.P. (“TCVAQ”)
Trident Capital Fund-V Principals Fund, L.P. (“TCVP”)
Trident Capital Parallel Fund-V, C.V. (“TCPV,” and together with TCV, TCVA, TCVAQ and TCVP, the “Trident Entities”)

(b)	Residence or business address:

Trident Entities: 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301

(c)

TCMV serves as the sole general partner of TCV, TCVA, TCVAQ and TCVP and as the sole investment general partner of TCPV. TCV, TCVA, TCVAQ and TCVP are each Delaware limited partnerships whose principal business is investing in various companies. TCPV, whose principal business is also investing in various companies, was organized under the laws of the Netherlands.

(d)

During the last five years, neither the Trident Entities nor, to the best knowledge of the Trident Entities, any managing director of TCMV, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Trident Entities nor, to the best knowledge of the Trident Entities, any managing director of TCMV, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

	TCMV:	Delaware
	TCV:	Delaware
	TCVA:	Delaware
	TCVAQ:	Delaware
	TCVP:	Delaware
	TCPV:	Netherlands

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the terms of a Note Purchase Agreement, dated December 4, 2009, by and among the Issuer, TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P. (together, the “TCV Funds”), the Trident Entities, and G.W. 2001 Fund L.P. (the “Note Purchase Agreement”), the Trident Entities purchased from the Issuer an aggregate principal amount of Senior

Mandatorily Convertible Promissory Notes equal to $2,500,000 (the “Notes”).  The Notes are mandatorily convertible, in accordance with, and subject to, their terms, into (i) 833,333 shares (the “Shares”) of Series G Preferred Stock of the Issuer (the “Series G Preferred Stock”), and (ii) warrants to purchase 250,000 shares of Common Stock at an exercise price of $3.00 per share (the “Warrants” and, together with the Shares, the “Securities”), as further described in Item 6 below.  Following the issuance of the Shares upon conversion of the Notes, each Share will be immediately convertible into one share of Common Stock.

The Trident Entities funded these purchases from working capital. None of the funds used for the purchase consisted of funds or other consideration borrowed.

Item 4.	Purpose of Transaction.

The Trident Entities acquired the Issuer’s securities for investment purposes.

Subject to applicable legal requirements, the Trident Entities may purchase additional securities of the Issuer from time to time in open market or in private transactions, depending on their evaluation of Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning Issuer, the reaction of Issuer to the Trident Entities’ ownership of the Issuer’s securities, other opportunities available to the Trident Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Trident Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Trident Entities reserves the right to increase or decrease its or his holdings on such terms and at such times as each may decide.

Other than as described in this Item 4, the Trident Entities do not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Amendment No. 6 to Statement on Schedule 13D is provided as of December 4, 2009. Percentages are based on (i) 8,787,994 shares of Common Stock of the Issuer outstanding as of December 4, 2009 as represented by the Issuer in the Note Purchase Agreement, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Trident Entity:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (7)	Percentage of Class
TCMV (1)	0	8,162,784	0	8,162,784	0	8,162,784	48.2%

TCV (2)	7,278,924	7,278,924	0	7,278,924	0	7,278,924	45.3%

TCVA (3)	42,305	42,305	0	42,305	0	42,305	less than 1%

TCVAQ (4)	40,368	40,368	0	40,368	0	40,368	less than 1%

TCVP (5)	210,680	210,680	0	210,680	0	210,680	2.3%

TCPV (6)	553,007	553,007	0	553,007	0	553,007	5.9%

(1)

Consists of the shares beneficially owned by TCV, TCVA, TCVAQ, TCVP and TCPV. See notes (2) through (7) to this table. TCMV is the sole general partner of each of TCV, TCVA, TCVAQ, and TCVP, and the sole investment partner of TCPV. Also consists of options exercisable for an aggregate of 25,000 shares of Common Stock and 12,500 shares of restricted Common Stock, which were granted to Christopher P. Marshall, a former member of TCMV, in his former capacity as a director nominated to the Board of Directors of the Issuer by TCMV.  Mr. Marshall holds such shares for the benefit of TCMV pursuant to the terms of TCMV’s operating agreement. Mr. Marshall disclaims beneficial ownership of these options and shares of restricted Common Stock, except to the extent of his retained economic interests in the Trident Entities.

(2)

Comprised of (a) 1,830,903 shares of Series B Preferred Stock, (b) 1,136,849 shares of Series C Preferred Stock, (c) 1,403,400 shares of Series D Preferred Stock, (d) 907,942 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 1,029,341 shares of Common Stock, and (f) 746,530 shares of Series G Preferred Stock and warrants exercisable for 223,959 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $2,239,591.26 of the Notes in accordance with, and subject to, their terms.

(3)

Comprised of (a) 10,641 shares of Series B Preferred Stock, (b) 6,607 shares of Series C Preferred Stock, (c) 8,156 shares of Series D Preferred Stock, (d) 5,277 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 5,983 shares of Common Stock, and (f) 4,339 shares of Series G Preferred Stock and warrants exercisable for 1,302 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $13,016.43 of the Notes in accordance with, and subject to, their terms.

(4)

Comprised of (a) 10,153 shares of Series B Preferred Stock, (b) 6,305 shares of Series C Preferred Stock, (c) 7,783 shares of Series D Preferred Stock, (d) 5,036 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 5,709 shares of Common Stock, and (f) 4,140 shares of Series G Preferred Stock and warrants exercisable for 1,242 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $12,420.91 of the Notes in accordance with, and subject to, their terms.

(5)

Comprised of (a) 52,994 shares of Series B Preferred Stock, (b) 32,905 shares of Series C Preferred Stock, (c) 40,620 shares of Series D Preferred Stock, (d) 26,279 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 29,793 shares of Common Stock, and (f) 21,607 shares of Series G Preferred Stock and warrants exercisable for 6,482 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $64,822.02 of the Notes in accordance with, and subject to, their terms.

(6)

Comprised of (a) 139,102 shares of Series B Preferred Stock, (b) 86,370 shares of Series C Preferred Stock, (c) 106,621 shares of Series D Preferred Stock, (d) 68,980 shares of Series F Preferred Stock, (e) warrants exercisable for an aggregate of 78,202 shares of Common Stock, and (f) 56,717 shares of Series G Preferred Stock and warrants exercisable for 17,015 shares of Common Stock, in each case following mandatory conversion of an aggregate principal amount of $170,149.38 of the Notes in accordance with, and subject to, their terms.

(7)	Each share of Preferred Stock is convertible into one share of Common Stock as of December 4, 2009.

(c). Except as set forth herein, none of the Tridents Entities have effected any transaction in the Issuer stock during the past 60 days.

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Notes, the Securities or the underlying Common Stock.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Summary

On December 6, 2003, the Issuer entered into a Common Stock Warrant and Series B Preferred Stock Purchase Agreement (the “2003 Stock Purchase Agreement”) with the Trident Entities. On September 7, 2005, the Issuer entered into a Common Stock Warrant and Series C Preferred Stock Purchase Agreement (the “2005 Stock Purchase Agreement”) with the Trident Entities. On June 18, 2007, the Issuer entered into a Common Stock Warrant and Series D Preferred Stock Purchase Agreement with the Trident Entities (the “2007 Stock Purchase Agreement”). On February 12, 2009, the Issuer entered into a

Common Stock Warrant and Series E Preferred Stock Purchase Agreement with the Trident Entities (the “2009 Stock Purchase Agreement,” and together with the 2003 Stock Purchase Agreement, the 2005 Stock Purchase Agreement and the 2007 Stock Purchase Agreement, the “Stock Purchase Agreements”).  On April 15, 2009, pursuant to the terms of the Exchange Agreement, each share of Series E Preferred Stock automatically converted into one share of Series F Preferred Stock.  On December 4, 2009, the Issuer entered into the Note Purchase Agreement with the Trident Entities.

2003 Stock Purchase Agreement

Under the 2003 Stock Purchase Agreement, the Trident Entities purchased an aggregate of 1,612,903 shares of Series B Preferred Stock (the “Series B Preferred Stock”) for $4,096,774, or $2.54 per share. The price per share of the Series B Preferred Stock and the conversion price at which the Series B Preferred Stock converts into Common Stock were equal to the “market value” of the Common Stock (as defined in the rules of the NASDAQ Stock Market) on the date of execution of the 2003 Stock Purchase Agreement. Pursuant to the 2003 Stock Purchase Agreement, the Issuer issued to the Trident Entities 5-year warrants, which have now expired, to purchase an aggregate of 451,226 shares of the Issuer’s Common Stock at an exercise price of $3.17 per share for an aggregate purchase price of $56,403. These warrants permit cashless exercise.

In connection with the 2003 Stock Purchase Agreement, the Trident Entities and the Issuer entered into an indemnification agreement pursuant to which the Issuer agreed to indemnify Trident Entities and certain related persons against liabilities arising out of the Trident Entities’ or such related person’s status as a controlling person, fiduciary or other agent or affiliate of the Issuer, including liabilities arising under the securities laws in connection with the sale of securities.

2005 Stock Purchase Agreement

Under the 2005 Stock Purchase Agreement, the Trident Entities purchased an aggregate of 1,269,036 shares of Series C Preferred Stock (the “Series C Preferred Stock”) for $5,000,002, or $3.94 per share. The price per share of the Series C Preferred Stock and the conversion price at which the Series C Preferred Stock converts into Common Stock were equal to the “market value” of the Common Stock (as defined in the rules of the NASDAQ Stock Market) on the date of execution of the 2005 Stock Purchase Agreement. Pursuant to the 2005 Stock Purchase Agreement, the Issuer issued to the Trident Entities 5-year warrants, which exercise period was subsequently extended an additional two years, to purchase an aggregate of 375,000 shares of the Issuer’s Common Stock at an exercise price of $3.94 per share for an aggregate purchase price of $46,875. These warrants permit cashless exercise.

In addition, pursuant to the 2003 Stock Purchase Agreement and 2005 Stock Purchase Agreement, the Issuer filed Registration Statements on Form S-3 to register the resale, from time to time, of the Common Stock to be issued pursuant to conversion of the Series B Preferred Stock and Series C Preferred Stock and exercise of the warrants issued pursuant to the 2003 Stock Purchase Agreement and 2005 Stock Purchase Agreement, and a reasonable estimate of any Common Stock to be issued as dividends on the Series B Preferred Stock.

2007 Stock Purchase Agreement

Under the 2007 Stock Purchase Agreement, the Trident Entities purchased an aggregate of 1,566,580 shares of Series D Preferred Stock (the “Series D Preferred Stock”) for $6,000,001, or $3.83 per share. The price per share of the Series D Preferred Stock and the conversion price at which the Series D Preferred Stock converts into Common Stock were equal to the “market value” of the Common Stock (as defined in the rules of the NASDAQ Stock Market) on the date of execution of the 2007 Stock Purchase Agreement.  Pursuant to the 2007 Stock Purchase Agreement, the Issuer issued to the Trident Entities 5-year warrants, which exercise period was subsequently extended an additional two years, to purchase an aggregate of 469,974 shares of the Issuer’s Common Stock at an exercise price of $3.83 per share for an aggregate purchase price of $58,747. These warrants permit cashless exercise.  Pursuant to the 2007 Stock Purchase Agreement, the Issuer has filed a Registration Statement on Form S-3 to register the resale, from time to time, of the Common Stock to be issued pursuant to conversion of the Series D Preferred Stock and exercise of the warrants issued pursuant to the 2007 Stock Purchase Agreement.

2009 Stock Purchase Agreement and the Exchange Agreement

Under the 2009 Stock Purchase Agreement, the Trident Entities purchased an aggregate of 1,013,514 shares of Series E Preferred Stock (the “Series E Preferred Stock”) for $2,250,001, or $2.22 per share. The price per share of the Series E Preferred Stock and the conversion price at which the Series E Preferred Stock converts into Common Stock were equal to the “market value” of the Common Stock (as defined in the rules of the NASDAQ Stock Market) on the date of execution of the 2009 Stock Purchase Agreement. Pursuant to the 2009 Stock Purchase Agreement, the Issuer issued to the Trident Entities 7-year warrants to purchase an aggregate of 304,054 shares of the Issuer’s Common Stock at an exercise price of $2.22 per share for an aggregate purchase price of $38,007. These warrants permit cashless exercise.  As described above, on April 15, 2009, pursuant to the terms of the Exchange Agreement, each share of Series E Preferred Stock automatically converted into one share of Series F Preferred Stock (the “Series F Preferred Stock,” and together with the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, the “Preferred Stock”).  The conversion price at which the Series F Preferred Stock converts into Common Stock is initially equal to $2.22 per share, subject to certain capitalization and other customary adjustments.  Pursuant to the 2009 Stock Purchase Agreement, the Issuer has filed a Registration Statement on Form S-3 to register the resale, from time to time, of the Common Stock to be issued pursuant to conversion of the Series F Preferred Stock and exercise of the warrants issued pursuant to the 2009 Stock Purchase Agreement.

Pursuant to the terms of the Exchange Agreement, on April 14, 2009, the Issuer held a special meeting of its shareholders, at which meeting its shareholders approved an amendment to its articles of amendment to, among other things, authorize the Series F Preferred Stock, which has a liquidation preference senior to the Issuer’s existing series of preferred stock. On April 15, 2009, pursuant to the terms of the Exchange Agreement, the Issuer issued to the purchasers of Series E Preferred Stock one share of newly issued Series F Preferred Stock in exchange for each share of Series E Preferred Stock then held by such purchasers.

Rights of Preferred Stock

The Series B Preferred Stock pays an annual cumulative dividend of 4% of the original issue price (payable, at the option of the holders, in additional shares of Preferred Stock rather than cash). The Preferred Stock has a non-participating preferred liquidation right equal to the original issue price plus accrued unpaid dividends, with the liquidation rights of (i) the Series G Preferred Stock being senior to those of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series F Preferred Stock, (ii) the Series F Preferred Stock being senior to those of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, (iii) the Series B Preferred Stock being senior to those of the Series C Preferred Stock and the Series D Preferred Stock and (iv) the Series C Preferred Stock being senior to those of the Series D Preferred Stock.  Subject to the senior accumulating dividend rights of the Series B Preferred Stock, the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series G Preferred Stock have pari passu dividend rights.

The Preferred Stock is redeemable by the Issuer, after five (5) years from the original issuance of the respective shares of Preferred Stock, at the original issue price plus accrued unpaid dividends, if the market value of the Common Stock is at least three (3) times the then effective conversion price for a specified period. The Issuer is required to redeem the Preferred Stock in certain events described therein, including default on debt, significant adverse judgments in litigation, bankruptcy, or a Change in Control (as defined in Section 4(D) of the Certificate of Designation pertaining to the Series B Preferred Stock). So long at least 325,000 shares of the Issuer’s Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock are entitled to vote as a class to elect two (2) members of the Issuer’s Board of Directors.

Investor Rights Agreement

Under the investor rights agreement, the Trident Entities have a right of first refusal on certain issuances of stock of the Issuer, certain rights to financial information, and certain inspection rights. The Issuer has also agreed that it will not, without first obtaining the approval of holders of a majority in interest of shares held by the Trident Entities, (a) enter into transactions with the Issuer’s affiliates except upon terms that are at least as favorable to the Issuer as could be obtained in a transaction with unaffiliated or disinterested parties; (b) create or issue any class or series of stock or other securities convertible into equity securities having any right, preference or privilege senior to or on a parity with any series of preferred stock then held by the Trident Entities; (c) adversely change the rights of, or increase the authorized number of shares of, the Preferred Stock; (d) enter into any bankruptcy filing, liquidation, assignment for the benefit of creditors, or similar event; (e) redeem, repurchase, pay or declare dividends or make any distribution on capital stock other than the Preferred Stock; or (f) subject to certain limitations and exceptions, issue or sell, or be deemed to have issued or sold, Common Stock for an effective price less than the fair market value of the Common Stock, unless at the time of the action the Trident Entities and their affiliates hold less than a requisite number of shares of the Issuer’s capital stock. The Issuer also has agreed to limit, in certain circumstances, the terms of registration rights granted after the date of the 2005 Stock Purchase Agreement. The Issuer further agreed to consult, in good faith, with the Trident Entities on matters relating to termination or selection of the Issuer’s president or chief executive officer and to maintain director and officer liability insurance in an amount not less than $3,000,000, unless the Trident Entities consent to a lower amount.

Notes and Note Purchase Agreement

Tridents Entities purchased the Notes from the Issuer pursuant to the Note Purchase Agreement.  The Notes are senior unsecured obligations of the Issuer that bear interest at a rate of 14% per year.  All principal and accrued but unpaid interest is due and payable on the earlier of (i) November 1, 2010 and (ii) immediately upon consummation of a Change in Control (as defined in the Notes).  In the event that a Change in Control occurs prior to payment in full of the Notes, in addition to payment of principal and accrued but unpaid interest, the Trident Entities will be entitled to receive an amount upon consummation of such Change in Control equal to the greater of (x) 50% of the principal amount of the Notes or (y) the amount above the principal amount of the Notes which the Trident Entities would have received in the Change in Control had the Notes been converted into the Securities immediately prior to the consummation of such Change in Control.

Prior to their maturity, the Notes will mandatorily convert into the Securities upon (i) the Issuer’s receipt of all necessary approvals from its shareholders in order to permit the consummation of the transactions contemplated by the Note Purchase Agreement and the Notes, including approval of an amendment and restatement of the Issuer’s articles of incorporation (the “Amended Articles”) from a majority of the holders of the Common Stock and each series of outstanding preferred stock of the Issuer (calculated on an as-converted to Common Stock basis) and approvals that are necessary under the rules and regulations of Nasdaq in connection with the issuance of the Securities (the “Shareholder Approvals”) from a majority of the holders of the Common Stock (calculated on an as-converted to Common Stock basis), and (ii) following receipt of the Shareholder Approvals, the filing of the Amended Articles with the Secretary of State of the State of Minnesota.  Upon conversion, all accrued but unpaid interest on the Notes will be forgiven and the Issuer will not have any obligation to pay such interest to the Trident Entities.  In the event the Issuer fails to make payment on the Note when due, overdue amounts will bear interest at a rate of 20% per year.

Under the terms of the Note Purchase Agreement, the Issuer has agreed to (i) prepare a proxy statement and file it with the Securities and Exchange Commission within 60 days following the date of the Note Purchase Agreement in order to convene a meeting of the Issuer’s shareholders at which the Issuer will seek the Shareholder Approval (the “Shareholders Meeting”), (ii) cause such proxy statement to be mailed to the Issuer’s shareholders within 90 days following the date of the Note Purchase Agreement, and (iii) hold the Shareholders Meeting within 120 days following the date of the Note Purchase Agreement.

In the Note Purchase Agreement, the Issuer has also agreed, subject to certain limitations, to register the resale of all or a portion of the shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Warrants (the “Registrable Securities”) following the written request of the holders of a majority of the Registrable Securities (the “Majority Holders”) by filing one or more registration statements on Form S-3 (or another appropriate form) or, in certain circumstances in connection with an underwritten public offering, on Form S-1 (or a similar form) with the Securities and Exchange Commission within 90 days following such request, and to cause such registration statement to become effective within 150 days following the date of such registration request (or, in the case of a Form S-3 other than the initial Form S-3 requested by the Majority Holders, 30 days and 90 days following the date of the applicable registration request, respectively).  In the event that the Issuer fails to file or cause to be declared effective a registration statement on Form S-3 within certain specified time periods following a registration request from the Majority Holders the Issuer may, in certain circumstances, be required to issue additional warrants to purchase shares of Common Stock to the Trident Entities on the terms set forth in the Note Purchase Agreement.  The Issuer has agreed to take such actions as may be necessary to keep any registration statement filed pursuant to the Note Purchase Agreement continuously effective until the earlier of (i) December 4, 2018 and (ii) such time as all Registrable Securities then held by the Trident Entities may be sold without volume or other restrictions during any and all three months periods without compliance with the registration requirements of the securities laws pursuant to Rule 144, subject to the Issuer’s right to suspend the sale of Common Stock pursuant to such registration statement and the use of the related prospectus that is part of the registration statement during specified periods under certain circumstances.  The Issuer has also agreed to provide the Trident Entities with certain piggyback registration rights to participate in underwritten public offerings of the Issuer’s securities.

The Issuer is obligated to pay all of the expenses it incurs in connection with complying with its registration obligations under the Note Purchase Agreement and the purchaser’s exercise of their registration rights contained in the Note Purchase Agreement (other than underwriting discounts and selling commissions), including reasonable fees and expenses of one counsel to the purchasers not to exceed $50,000. The Issuer has agreed to indemnify the Trident Entities and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

A copy of the Note Purchase Agreement is attached hereto as Exhibit 2 and a copy the form of Note issued to the Trident Entities is attached hereto as Exhibit 3, each of which is incorporated by reference herein.

Support Agreements

On December 4, 2009, Trident Entities (referred to herein as, the “Supporting Stockholders”) entered into a support agreement (the “Support Agreement”) with TCV Funds.

Pursuant to the terms of the Support Agreement, the Supporting Stockholders has agreed to vote any Common Stock or other equity securities of the Issuer owned by the Supporting Stockholder as of the date of the Support Agreement or thereafter acquired (subject to certain limitations), among other things, (a) in favor of the approval of the Note Purchase Agreement and the Notes, (b) in favor of approving the Amended Articles, including any amendment to any certificate of designation of preferences of any series of preferred stock of the Issuer owned by the Supporting Stockholder, (c) in favor of any approvals necessary or required under the rules and regulations of Nasdaq in connection with the transactions contemplated by the Note Purchase Agreement and the Notes and the issuance of any Securities (including approval under Nasdaq Listing Rule 5635), (d) in favor of any adjournment or postponement recommended by the Issuer with respect to the Shareholders Meeting, (e) against any Alternative Transaction (as defined in the Note Purchase Agreement), (f) against any change in the business, management or Board of Directors of the Issuer (other than in connection with the transactions contemplated by the Note Purchase Agreement or as approved by a majority of the Board of Directors) and (g) against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of the Support Agreement, the Note Purchase Agreement, the Notes or the approval of the Amended Articles.  In the Support Agreement the Supporting Stockholders also agree, among other matters, not to sell or transfer, offer to sell or transfer or enter into any agreement to sell or transfer any shares of Common Stock or other equity securities of the Issuer owned by the Supporting Stockholder as of the date of the Support Agreement or thereafter acquired without the prior written approval of TCV VII and TCV VII(A), or to grant any power-of-attorney or proxy with respect thereto, and not to solicit or participate in any Alternative Transaction.  The Support Agreement terminates upon the mutual agreement of TCV VII and TCV VII(A) and the Supporting Stockholders or the conversion or payment in full of all of the Notes in accordance with their terms.

A copy of the form of Support Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

Certificate of Designation

The rights and privileges of the Shares are contained in the Certificate of Designation of Preferences of Series G Preferred Stock of the Issuer (the “Certificate of Designation”) which is included within the Amended Articles.  The Issuer has agreed to file the Amended Articles, including the Certificate of Designation, within two business days after the date on which the Issuer receives confirmation that the Shareholder Approval was obtained at the Shareholders Meeting and, upon such filing, the Notes will automatically convert into the Shares and the Warrants.

Under the Certificate of Designation, the Trident Entities, at each of their option, will be able to convert their Shares at any time into a number of shares of Common Stock determined by dividing the initial issuance price for the Series G Preferred Stock, equal to $3.00 per share (the “Original Series G Issue Price”), by the Conversion Price (as such term is defined in the Certificate of Designation), which is initially set at $3.00 per share, rounded to the nearest whole number of shares.  The Conversion Price is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and similar transactions.

In the event of a Liquidation Event (as such term is defined in the Certificate of Designation), unless waived by a majority of the outstanding shares of Series G Preferred Stock (or any class or series that has priority or preference over the Series G Preferred Stock), each holder of Series G Preferred Stock is entitled to receive, prior to any distribution to the holders of the Issuer’s outstanding Series F Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Common Stock, the greater of (i) an amount per share equal to the Original Series G Issue Price (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus any declared but unpaid dividends, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of Common Stock issuable upon conversion of the Series G Preferred Stock then held by such holder.  If the Issuer pays a dividend on any capital stock of the Issuer other than the Series G Preferred Stock, including the Common Stock (other than any dividend with respect to any subsequently issued class or series of capital stock that by its terms is senior to the Series G Preferred with respect to the payment of dividends and other than the existing accruing dividend paid on the Series B Preferred Stock), then the Issuer must pay a dividend on all outstanding shares of Series G Preferred Stock in an amount per share equal to the maximum amount paid or set aside for any such other share of capital stock (determined on an as-converted to Common Stock basis).

Except as noted in the following sentence, the Issuer is required to redeem all of the outstanding shares of Series G Preferred Stock at the election of 60% of the holders thereof, at a price per Share equal to the Original Series G Issue Price (as adjusted for stock dividends, splits, recapitalizations and the like) plus accrued and unpaid dividends, at any time following the occurrence of the earliest of (i) the date that is five years after the first issuance of Series G Preferred Stock, (ii) a Change in Control (as defined in the Certificate of Designation), or (iii) the occurrence of certain adverse judgments against the Issuer, certain defaults on the Issuer’s indebtedness or a bankruptcy of the Issuer or similar event.  However, the Issuer may, at its option, decline to redeem such shares of Series G Preferred Stock, but if the Issuer declines to redeem the Series G Preferred Stock, the Series G Preferred Stock will begin to bear cumulative dividends from the time of the election to redeem at the rate of 4% of the original issue price per annum. The Shares are also redeemable by the Issuer at any time following the date five years from the original issuance of the Shares, at a price per Share equal to the Original Series G Issue Price (as adjusted for stock dividends, splits, recapitalizations and the like) plus accrued and unpaid dividends, but only if (i) the market value of the Common Stock is at least three times the then effective Conversion Price on each of the 70 consecutive trading days immediately preceding the date the notice of such optional redemption is delivered by the Issuer and on each of the 20 consecutive trading days immediately preceding the date scheduled for such redemption and (ii) either (x) a registration statement is in effect with respect to all of the shares of Common Stock issuable upon conversion of the Series G Preferred Stock then outstanding and all such shares of Common Stock would then be saleable into the public market by the holders therefor pursuant to such registration statement without any other restriction under applicable securities laws (other than notice requirements and volume limitations, if applicable, due to status as an affiliate of the Issuer) or (y) all of the shares of Common Stock issuable upon conversion of the Series G Preferred Stock can be sold without volume or other restrictions during any and all three-month periods without compliance with registration requirements pursuant to Rule 144(b)(1).

The Certificate of Designation provides that the holders of a majority of the outstanding shares of Series G Preferred Stock, voting as a separate class, are entitled to nominate and elect one member of the Issuer’s Board of Directors for so long as at least 2,500,000 shares of Series G Preferred Stock remain outstanding.

The holders of the Series G Preferred Stock have the right to vote with the holders of Common Stock as a single class on any matter submitted to a vote of the holders of Common Stock and are entitled to vote that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series G Preferred Stock.  In addition, for so long as at least 3,000,000 shares of Series G Preferred Stock are outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Series G Preferred Stock, voting as a separate class, is required for the Issuer to (i) create (by new authorization, recapitalization, designation or otherwise) or issue any class or series of stock or any other securities convertible into equity securities, or issued as units or in connection with equity securities of the Issuer, having any right, preference or privilege senior to or on parity with the Series G Preferred Stock with respect to dividends, redemption or liquidation preference, (ii) alter or change (whether pursuant to amendment, waiver or repeal of the Issuer’s articles or incorporation or bylaws or otherwise) the rights, preferences or privileges of the Series G Preferred Stock so as to adversely affect such shares, (iii) make any redemption, repurchase, payment or declaration of any dividend or distribution on any shares of capital stock of the Issuer other than the Series G Preferred Stock and certain dividends payable on Series B Preferred Stock, or (iv) enter into any bankruptcy, filing, liquidation or similar event.  In addition, for so long as any shares of Series G Preferred Stock remain outstanding, the Issuer may not increase or decrease the number of authorized shares of Series G Preferred Stock without the written consent of holders of not less than 60% of the outstanding shares of Series G Preferred Stock.

A copy of the Certificate of Designation in the form included in the Articles Amendment is attached hereto as Exhibit 5 and is incorporated by reference herein.

Warrants

The Warrants represent the right to purchase shares of the Issuer’s Common Stock at an exercise price of $3.00 per share. Payment of the exercise price may be made in cash, or, subject to certain exceptions, through the surrender of Common Stock underlying Warrants with a fair market value equal to the exercise price of the Warrants being exercised (otherwise known as net-issue exercise). The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment in the event of stock splits and under certain other circumstances as set forth in the Warrants. The Warrants expire on the seventh anniversary of the date they were first issued.

A copy of the form of Warrant issued to the Trident Entities is attached hereto as Exhibit 6 and is incorporated by reference herein.

Voting Agreement

So long at least 325,000 shares of the Issuer’s Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock are entitled to vote as a class to elect two (2) members of the Issuer’s Board of Directors.  The Trident Entities, the Issuer, and JDSTG entered into a Amended and Restated Voting Agreement on December 4, 2009 (the “Voting Agreement”), replacing a prior voting agreement having similar terms.  Under Voting Agreement, if the Trident Entities are no longer able to elect two (2) members of the Issuer’s Board of Directors as provided in the Certificate of Designation of Series B Preferred Stock, then for so long as the Trident Entities hold at least 800,000 common stock equivalents, the parties to the voting agreement agree to vote all shares of capital stock held by them for the election of designees of the Trident Entities as follows: (a) if the authorized size of the Issuer’s Board of Directors is at least eight members, then the Trident Entities may designate two persons for the election of directors; and (b) if the authorized size of the Issuer’s Board of Directors is seven or fewer members, then the Trident Entities may designate one person for the election of directors and all parties agree to vote for a second member who is nominated by the Trident entities, acceptable to a majority of the remaining members of the Board of Directors, an industry representative, and not affiliated with the Issuer. The voting agreement also provides that the Issuer will not take any action to increase the authorized number of shares of Series B Preferred Stock or Series C Preferred Stock without the written consent of holders of at least 60% of the Series B Preferred Stock or Series C Preferred Stock, as applicable. Additionally, subject to certain limitations, the voting agreement provides that the Issuer will use its best efforts to cause its Board of Directors to appoint at least one of the Trident Entities’ designees to each of the committees of the Board of Directors.  The Voting Agreement also provides that the Issuer will enter into a customary indemnification agreement with any individual nominated by the Trident Entities to serve as a director on the Issuer’s Board of Directors. JDSTG grants the Trident Entities a right of first refusal in the event that JDSTG proposes to sell or transfer shares of capital stock (subject to certain exceptions) with respect to a portion of such shares to be transferred or sold equal to the aggregate number of shares of Common Stock owned by the Trident Entities (as calculated on a fully diluted, as-converted and as-exercised basis) over the aggregate number of shares of Common Stock owned by the Trident Entities and any other stockholders having a right of first refusal with respect to the purchase of such shares from JDSTG (as calculated on a fully diluted, as-converted and as-exercised basis).

A copy of the Voting Agreement is attached hereto as Exhibit 7 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following exhibits:

Exhibit 1 Agreement regarding filing of joint Schedule 13D/A.

Exhibit 2 Note Purchase Agreement, dated December 4, 2009, among Xata Corporation, TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., and GW 2001 Fund, L.P.*

Exhibit 3 Form of Senior Mandatorily Convertible Promissory Note of Xata Corporation*

Exhibit 4 Form of Support Agreements entered into between TCV VII, L.P. and TCV VII(A), L.P and Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V.*

Exhibit 5 Certificate of Designation of Preferences of Series G Preferred Stock of Xata Corporation*

Exhibit 6 Form of Warrant to Purchase Common Stock of Xata Corporation*

Exhibit 7 Voting Agreement, dated December 4, 2009, among Xata Corporation., Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V.  and John Deere Special Technologies Group, Inc.*

* Filed as an exhibit to the Issuer’s Current Report on Form 8-K, relating the transactions described herein, to be filed with the Securities and Exchange Commission on December 10, 2009, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2009

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.

Executed on behalf of the foregoing funds by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund, and on behalf of Trident Capital Management-V, L.L.C.:

/s/ Donald R. Dixon
Signature

Donald R. Dixon, Managing Director
Name/Title

Trident Capital Parallel Fund-V, C.V.

Executed on behalf of Trident Capital Parallel Fund-V, C.V. by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as its sole investment partner:

/s/ Donald R. Dixon
Signature

Donald R. Dixon, Managing Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A (and any amendments thereto) relating to the Common Stock of XATA Corporation is filed on behalf of each of the undersigned.

Date: December 11, 2009

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.

Executed on behalf of the foregoing funds by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund, and on behalf of Trident Capital Management-V, L.L.C.:

/s/ Donald R. Dixon
Signature

Donald R. Dixon, Managing Director
Name/Title

Trident Capital Parallel Fund-V, C.V.

Executed on behalf of Trident Capital Parallel Fund-V, C.V. by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as its sole investment partner:

/s/ Donald R. Dixon
Signature

Donald R. Dixon, Managing Director
Name/Title